SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 08, 2005

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provalis plc

Update on progress of in2it™ A1c

Provalis plc (LSE: PRO; NASDAQ: PVLS), the international medical diagnostics and pharmaceuticals group, is today providing an update on the progress of its flagship product for the diabetes market, in2it™ A1c.

Shipments of the enhanced in2it™ A1c cartridge have now commenced to the USA, as envisaged in Provalis' June statement.
The upgraded analyzer was already in production and all existing distributors are being restocked with both the upgraded analyzer and cartridges. In addition, the next phase of the planned expansion of the cartridge manufacturing capacity is now available, on schedule, to meet expected demand through the rest of this year and into 2006.  Supplies will build steadily over the next few months and will utilise this increased cartridge manufacturing capacity.

Phil Gould, Chief Executive Officer of Provalis said,

"We have rapidly made the small design changes to the cartridge manufacturing process and have already started to ship the enhanced product to the USA. Demand remains strong for a cost-effective and easy-to-use glycated haemoglobin testing product for diabetes, given over 17 million Americans are directly affected."

                                                                                                                 26 July 2005

For further information:-

  Provalis plc
  Dr Phil Gould, Chief Executive Officer                                                         01244 833463
  Peter Bream, Finance Director                                                                  01244 833552

  College Hill
  Adrian Duffield/Corinna Dorward,                                                         020 7457 2815/2803

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is an international healthcare group with two operating businesses:-

-    Medical Diagnostics - develops medical diagnostic products for chronic disease management for sale to world markets. The business' principal products are in2it™ A1c and Glycosal(R), both diabetes diagnostic tests.

-    Pharmaceuticals- sells and markets its own, and third party, branded, prescription medicines in the UK and
     Ireland to GPs and hospitals through its regionally managed sales force. The business' principal product is Diclomax(R), a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of osteoporosis, migraine and dermatology.

                                                    *******************

Visit Provalis' Revised Website at http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors.  Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected.  These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   August 08, 2005